Exhibit (k)(1)

ADMINISTRATION AGREEMENT

THIS AGREEMENT is made as of January 1, 2018, by The Bank of New York Mellon, a New York banking organization (“BNY Mellon”), and Legg Mason Partners Fund Advisor, LLC, a Delaware limited liability company (the “Investment Advisor”).

WHEREAS, the Investment Advisor is in the business, alone or together with one or more of its affiliates, of managing and/or providing investment advice to certain funds (the “Funds”) and other investment pools and/or managed accounts;

WHEREAS, the Investment Advisor has entered into a Management Agreement with each Fund concerning the provision of services for the Funds; and

WHEREAS, to assist the Investment Advisor in providing services to the Funds, the Investment Advisor desires to retain BNY Mellon to provide for the portfolios identified on Exhibit A hereto (each, a “Series”) the services described herein, and BNY Mellon is willing to provide such services, all as more fully set forth below.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereby agree as follows:

1.	DEFINITIONS.

Whenever used in this Agreement, unless the context otherwise requires, the following words shall have the meanings set forth below:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1940 Act” means the Investment Company Act of 1940, as amended.

“Applicable Authorities” means all laws applicable to a Fund or BNY Mellon, including without limitation the Securities Laws and all other applicable rules, regulations, official interpretations and guidance of a regulatory entity or agency having jurisdiction over a Fund or BNY Mellon.

“Authorized Person” shall mean each person, whether or not an officer or an employee of the Investment Advisor, duly authorized by the Investment Advisor to give Instructions on behalf of the Investment Advisor set forth in a certificate (which shall also set forth any limitation on such person’s scope of authority), such certificate to be executed by the Secretary or Assistant Secretary of the Investment Advisor, as the same may be revised from time to time.

“BNY Mellon Affiliate” shall mean any office, branch or subsidiary of The Bank of New York Mellon Corporation.

“Board” shall mean a Fund’s board of directors, board of trustees, general partner or manager, as applicable.

“CEA” means the Commodities Exchange Act, as amended.

“Confidential Information” shall have the meaning given in Section 18 below.

“Documents” shall mean such documents, including but not limited to, Board resolutions, and opinions of outside counsel, as BNY Mellon may reasonably request from time to time, in connection with its provision of services under this Agreement.

“Instructions” shall mean Oral Instructions or written communications actually received by BNY Mellon by S.W.I.F.T., tested telex, letter, facsimile transmission or other method or system specified by BNY Mellon as available for use in connection with the services hereunder, from an Authorized Person or person believed in good faith to be an Authorized Person.

“Oral Instructions” shall mean oral instructions received by BNY Mellon in such manner and in accordance with such testing and authentication procedures as BNY Mellon and the Investment Advisor shall agree upon from time to time, from an Authorized Person or person believed in good faith by BNY Mellon to be an Authorized Person.

“Organizational Documents” shall mean certified copies, if available, of a Fund’s articles of incorporation, certificate of incorporation, certificate of formation or organization, certificate of limited partnership, bylaws, limited partnership agreement, memorandum of association, limited liability company agreement, operating agreement, required filings or similar documents of formation or organization, as applicable, delivered to and received by BNY Mellon.

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means the 1933 Act, the 1934 Act, the 1940 Act and the CEA.

2.	APPOINTMENT.

The Investment Advisor hereby appoints BNY Mellon as its agent for the term of this Agreement to perform the services described herein. BNY Mellon hereby accepts such appointment and agrees to perform the duties hereinafter set forth.

3.	REPRESENTATIONS AND WARRANTIES.

(a) The Investment Advisor represents and warrants to BNY Mellon, which representations and warranties shall be deemed to be continuing, that:

(i) The Investment Advisor is a limited liability company, duly organized and existing under the laws of the State of Delaware;

(ii) It has limited liability company power and authority under applicable laws and by its certificate of formation and limited liability company operating agreement to enter into and perform this Agreement;

(iii) All requisite proceedings have been taken to authorize it to enter into and perform this Agreement;

(iv) No legal or administrative proceedings have been instituted or threatened in writing which would impair the Investment Advisor’s ability to perform its duties and obligations under this Agreement; and

(v) Its entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Investment Advisor or any law or regulation applicable to it.

(b) BNY Mellon represents and warrants to the Investment Advisor, which representations and warranties shall be deemed to be continuing, that:

(i) BNY Mellon is duly organized and existing under the laws of the jurisdiction in which it is organized;

(ii) It has power and authority under applicable laws and by its governing documents to enter into and perform this Agreement;

(iii) All requisite proceedings have been taken to authorize it to enter into and perform this Agreement;

(iv) No legal or administrative proceedings have been instituted or threatened in writing which would impair the ability of BNY Mellon to perform its duties and obligations under this Agreement; and

(v) It entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of BNY Mellon or any law or regulation applicable to it.

4.	DELIVERY OF DOCUMENTS.

The Investment Advisor shall promptly provide, deliver or cause to be delivered from time to time to BNY Mellon each Fund’s Organizational Documents, Documents and all amendments thereto as may be necessary for BNY Mellon to perform its duties hereunder. BNY Mellon shall not be deemed to have notice of any information (other than information supplied by BNY Mellon) contained in such Organizational Documents, Documents or amendments thereto until they are actually received by BNY Mellon. However, BNY Mellon shall promptly advise the Investment Advisor if BNY Mellon believes that any of the foregoing are necessary to the performance of its duties hereunder and have not been provided to BNY Mellon.

5.	MATTERS REGARDING BNY MELLON.

(a) Subject to the authorization and direction of the Investment Advisor and, in each case where appropriate, and in accordance with procedures which may be established from time to time between the Investment Advisor and BNY Mellon, BNY Mellon shall provide the administrative services listed on Schedule I attached hereto.

(b) BNY Mellon shall not provide any services relating to the management, investment advisory or sub-advisory functions of any Fund, distribution of shares of any Fund, maintenance of any Fund’s financial records or other services normally performed by the Funds’ respective counsel or independent auditors, and the services provided by BNY Mellon do not constitute, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of a Fund or any other person, and the Investment Advisor acknowledges that BNY Mellon does not provide public accounting or auditing services or advice and will not be making any tax filings, or doing any tax reporting on its behalf, other than those specifically agreed to hereunder. In the event that a new or revised regulatory requirement becomes applicable to a Fund that requires a substantial change to the services provided under this Agreement or a substantial increase in the scope of the services provided hereunder, BNY Mellon shall provide a commercially reasonable proposal to the Investment Advisor in writing setting forth the terms applicable to such change or increase in scope and BNY Mellon and the Investment Advisor shall negotiate in good faith with respect to such change or increase. BNY Mellon shall not be obligated to provide any substantial new service or increase in the scope of services hereunder unless and until the parties have agreed to the terms applicable to such new service or increase in scope.

(c) Nothing in this Agreement shall limit or restrict BNY Mellon, any BNY Mellon Affiliate or any officer or employee thereof from acting for or with any third parties, and providing to third parties services similar or identical to some or all of the services provided hereunder.

(d) The Investment Advisor acknowledges for itself and its users that certain information provided by BNY Mellon on its websites may be protected by copyrights, trademarks, service marks and/or other intellectual property rights, and as such, agrees that all such information provided is for the sole and exclusive use of the Investment Advisor and its users. Certain information provided by BNY Mellon is supplied to BNY Mellon pursuant to third party licensing agreements which restrict the use of such information and protect the proprietary rights of the appropriate licensor with respect to such information. Therefore, the Investment Advisor, on behalf of itself and its users, further agrees not to disclose, disseminate, reproduce, redistribute or republish information provided by BNY Mellon on its websites in any way not contemplated by this Agreement without the express written permission of BNY Mellon;

(e) Third party providers of information may impose terms and conditions on the use of that information, which can be found at http://www.bnymellon.com/products/assetservicing/vendoragreement.pdf (or any successor website the address of which is provided by BNY Mellon to the Funds) (the “Data Terms Website”), and the Investment Advisor agrees to those terms as they are posted in the Data Terms Website from time to time.

(f) At any time, BNY Mellon may request Instructions from the Investment Advisor and may seek advice from legal counsel for the Investment Advisor, or its own legal counsel, with respect to any matter arising in connection with this Agreement, and it shall not be liable for any action taken or not taken or suffered by it in good faith in accordance with such Instructions or in accordance with the opinion of counsel for the Investment Advisor or for BNY Mellon, provided that BNY Mellon at its own expense communicates to the Investment Advisor such opinion of counsel to BNY Mellon prior to taking the action in question. Instructions requested by BNY Mellon will be provided by the Investment Advisor within a reasonable period of time.

(g) BNY Mellon shall have no duties or responsibilities whatsoever under this Agreement except such duties and responsibilities as are specifically set forth in this Agreement and Schedule I attached hereto, and no covenant or obligation shall be implied against BNY Mellon in connection with this Agreement.

(h) BNY Mellon, in performing the services required of it under the terms of this Agreement, shall be entitled to rely fully on the accuracy and validity of any and all Instructions, explanations, information, specifications, Documents and documentation furnished to it by the Investment Advisor and shall have no duty or obligation to review the accuracy, validity or propriety of such Instructions, explanations, information, specifications, Documents or documentation.

(i) In order to minimize the disruption of the services to be provided under this Agreement or any exhibit, schedule or annex hereto, BNY Mellon shall implement and maintain directly or through third parties contingency facilities and procedures reasonably designed to provide for periodic back-up of the computer files and data with respect to the Series and emergency use of electronic data processing equipment to provide services under this Agreement or any exhibit, schedule or annex hereto. BNY Mellon shall, upon reasonable request, discuss with senior management of the Investment Advisor such disaster recovery plan and shall, upon reasonable request, provide a high-level presentation summarizing such plan. In the event of equipment failure, work stoppage, governmental action, communication disruption or other impossibility of performance beyond BNY Mellon’s control, BNY Mellon shall, at no additional expense to the Investment Advisor, take reasonable steps to minimize service interruptions.

6.	KEY PERFORMANCE INDICATORS.

(a) BNY Mellon and the Investment Advisor may from time to time agree to document the manner in which they expect to deliver and receive the services contemplated by this Agreement. The parties agree that any such key performance indicators (hereinafter referred to as “KPIs” or, individually as a “KPI”) shall be agreed upon in writing by the parties and shall be reflected in one or more schedules to this Agreement. BNY Mellon and the Investment Advisor acknowledge that any failure to perform in accordance with KPIs shall not in and of itself be considered a breach of contract that gives rise to contractual or other remedies, provided that, such failure may be a breach giving rise to contractual or other remedies if it is persistent and not remedied after consultation. Nothing in this Section 6 shall modify any party’s applicable standard of care under this Agreement; nor shall any meeting or discussion among the parties regarding KPIs be construed to prevent a party from pursuing any remedy otherwise available to it pursuant to this Agreement.

(b) The parties agree to periodically review BNY Mellon’s performance against the KPIs. Where any such review reveals that BNY Mellon’s performance with respect to any KPI has been unsatisfactory, as measured in accordance with any schedule to this Agreement pertaining to such KPI, for three consecutive months (a “Rectification Trigger”), the Investment Advisors may, in its sole discretion, invoke the process set out in this Section 6(b):

(i) BNY Mellon shall investigate, assemble and preserve (in accordance with its records management policy) all pertinent information with respect to, and report the root causes of the problem that led to the Rectification Trigger;

(ii) BNY Mellon shall propose an appropriate written corrective action plan (“Rectification Plan”) with respect to such failure and in any event within ten (10) business days, or as otherwise reasonably agreed by the parties. The Rectification Plan shall set out the anticipated improvements (“Anticipated Improvements”) and the timeline over which those improvements are expected to be realized (“Plan Period”), which shall be no longer than sixty (60) days (without the Investment Advisor’s prior written consent, not to be unreasonably withheld or delayed). The Investment Advisor shall review the Rectification Plan within five (5)

business days and shall (without liability or any resulting obligation or deemed acceptance of approach) comment on the Rectification Plan, suggest improvements and challenge any assumptions and ideas embodied in the Rectification Plan. It is acknowledged that the Investment Advisor shall not be obligated or required to acknowledge the Rectification Plan will achieve the relevant KPIs. Upon approval of the Rectification Plan, BNY Mellon shall, as soon as reasonably practicable, implement the Rectification Plan so as to deliver the anticipated improvements;

(iii) BNY Mellon shall provide the Investment Advisor with regular updates of the progress of the Rectification Plan and the parties shall periodically review the progress during the Plan Period;

(iv) BNY Mellon shall as soon as reasonably practicable notify the Investment Advisor in writing of any material changes to the Rectification Plan from time to time and the reasons for those changes; and

(v) At the end of the Plan Period, BNY Mellon shall report on whether the Rectification Plan has delivered the Anticipated Improvements in accordance with this Section 6(b).

7.	STANDARD OF CARE; LIMITATION OF LIABILITY; INDEMNIFICATION.

(a) BNY Mellon shall be obligated to exercise in the performance of its duties hereunder reasonable care, prudence and diligence such as a person having responsibility for the provision of administration services to management investment companies registered under the 1940 Act would exercise, to act in good faith and to use commercially reasonable efforts in performing services provided for under this Agreement (the “Standard of Care”), and shall not be liable for any damages arising out of its performance of or failure to perform its duties under this Agreement except to the extent that such damages arise out of BNY Mellon’s willful misfeasance, bad faith, negligence or otherwise from a breach of this Agreement. Without limiting the foregoing, BNY Mellon shall not be liable for any damages arising out of any matter with respect to which BNY Mellon is otherwise relieved of liability or entitled to be held harmless as provided elsewhere in this Agreement. In no event shall a party to this Agreement be liable for any special, indirect or consequential damages, or lost profits or loss of business, arising under or in connection with this Agreement, even if previously informed of the possibility of such damages and regardless of the form of action. In any event, except as otherwise agreed by the parties hereto in writing, BNY Mellon’s cumulative liability for each calendar year (a “Liability Period”) under this Agreement regardless of the form of action or legal theory shall be limited to its total annual compensation earned and fees payable hereunder during the preceding Compensation Period as defined herein, for any liability or loss suffered by the Investment Advisor or any liability relating to the Investment Advisor’s compliance with any federal or state tax or securities statute, regulation or ruling during such Liability Period. “Compensation Period” shall mean the calendar year ending immediately prior to each Liability Period in which the event(s) giving rise to BNY Mellon’s liability for that period have occurred. Notwithstanding the foregoing, the Compensation Period for purposes of calculating the annual cumulative liability of BNY Mellon for the Liability Period commencing on the date of this Agreement through December 31, 2017, calculated on an annualized basis, and the Compensation Period for the Liability Period commencing January 1, 2018 and terminating on December 31, 2018 shall be the date of this Agreement through December 31, 2017, calculated on an annualized basis.

(b) Without limiting the generality of the foregoing or of any other provision of this Agreement (including without limitation Section 5(i) above), BNY Mellon shall not be liable for losses suffered by the Investment Advisor due to factors beyond its reasonable control (including acts of civil or military authority, national emergencies, general work stoppages, fire, flood, catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply), provided that, for the avoidance of doubt, the Investment Advisor’s failure to perform its obligations under this Agreement shall be excused to the extent that such failure to perform is caused by or results from BNY Mellon’s aforementioned failure to perform.

(c) The Investment Advisor agrees to indemnify and hold harmless BNY Mellon and its affiliates from all taxes, charges, assessments, claims, damages and liabilities (including, without limitation, liabilities arising under the Securities Laws and any state or foreign securities and blue sky laws, and amendments thereto), and costs and expenses, including without limitation reasonable attorneys’ fees and reasonable disbursements (including, without limitation, those incurred in asserting any claim by BNY Mellon against the Investment Advisor arising from the obligations of the Investment Advisor hereunder), arising from any action which BNY Mellon or its affiliate takes in accordance with the terms of this Agreement or any omission by BNY Mellon to act or any other matter with respect to which BNY Mellon is otherwise relieved of liability or entitled to be held harmless as provided elsewhere in this Agreement; provided that BNY Mellon and its affiliates shall not be indemnified against any liability (or any expenses incident to such liability) to the extent arising out of BNY Mellon’s or its affiliate’s own willful misfeasance, bad faith, negligence or breach of this Agreement.

(d) BNY Mellon agrees to indemnify and hold harmless the Investment Advisor from all taxes, charges, assessments, claims, damages and liabilities arising from BNY Mellon’s failure to meet its obligations pursuant to this Agreement (including, without limitation, liabilities arising under the Securities Laws, and any state and foreign securities and blue sky laws, and amendments thereto) and costs and expenses, including without limitation reasonable attorneys’ fees and reasonable disbursements (including, without limitation, those incurred in asserting any claim by the Investment Advisor against BNY Mellon arising from the obligations of BNY Mellon hereunder), to the extent that such damages arise out of BNY Mellon’s or its affiliate’s own willful misfeasance, bad faith, negligence or breach of this Agreement, provided that the Investment Advisor shall not be indemnified against any liability (or any expenses incident to such liability) to the extent arising out of the Investment Advisor’s or its affiliates’ own willful misfeasance, bad faith, negligence or breach of this Agreement.

(e) Upon the occurrence of any event that causes or may cause any loss, damage or expense to the Investment Advisor, BNY Mellon (i) shall reasonably promptly notify the Investment Advisor of the occurrence of such event and (ii) shall use commercially reasonable efforts and take reasonable steps under the circumstances to mitigate the effects of such event and to avoid continuing harm to the Investment Advisor. Upon the occurrence of any event that causes or may cause any loss, damage or expense to BNY Mellon, the Investment Advisor (i) shall reasonably promptly notify BNY Mellon of the occurrence of such event and (ii) shall use commercially reasonable efforts and take reasonable steps under the circumstances to mitigate the effects of such event and to avoid continuing harm to BNY Mellon.

(f) BNY Mellon will maintain, at all times during the term of this Agreement, errors and omissions insurance, fidelity bonds and such other insurance as BNY Mellon may deem appropriate, in each case in a commercially reasonable amount deemed by BNY Mellon to be sufficient to cover its potential liabilities under this Agreement, including without limitation cyberliability insurance coverage deemed by BNY Mellon to be appropriate to address damages arising from a Security Breach (as defined in Section 18(i)). BNY Mellon agrees to provide the Investment Advisor with summaries of its applicable insurance coverage, and agrees to provide updated summaries monthly or as requested by the Investment Advisor.

(g) In order that the indemnification provisions contained in this Section 7 shall apply, upon the assertion of a claim for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion, and shall keep the other party advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have right to control the defense of the claim, and the party seeking indemnification shall have the option to participate in the defense of such claim, at its own cost and expense. The party seeking indemnification will cooperate reasonably, at the indemnifying party’s expense, with the indemnifying party in the defense of such claim; provided, however, that the party seeking indemnification shall not be required to take any action that would impair any claim it may have against the indemnifying party. The party seeking indemnification shall in no case confess any claim or make any compromise in any case in which the other party may be required to indemnify it except with the other party’s prior written consent. The indemnifying party shall not settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the party seeking indemnification, which consent shall not be unreasonably withheld, delayed or conditioned.

8.	COMPENSATION.

For the services provided hereunder, the Investment Advisor agrees to pay BNY Mellon such compensation as is mutually agreed to in writing by the Investment Advisor and BNY Mellon from time to time and such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, costs of independent compliance reviews, record retention costs, reproduction charges and transportation and lodging costs) as are incurred by BNY Mellon in performing its duties hereunder. Except as hereinafter set forth, compensation shall be calculated and accrued daily and paid monthly.

9.	RECORDS; VISITS.

The books and records pertaining to the Investment Advisor or for any Fund and such Fund’s Series which are in the possession or under the control of BNY Mellon shall be the property of the Investment Advisor or the applicable Fund and shall at all times during the regular business hours of BNY Mellon be open for inspection by duly authorized officers, employees or agents of the Investment Advisor (acting for itself or for the applicable Fund), the independent public accountants of the Investment Advisor or the applicable Fund, and employees and agents of the SEC. BNY Mellon shall preserve for the period(s) required by (i) the 1940 Act and the rules thereunder, (ii) the CEA and the rules thereunder, and (iii) any court order, regulatory action or subpoena communicated to BNY Mellon by the Investment Advisor , the books and records required to be maintained thereunder. All such books and records shall be maintained in a form reasonably acceptable to the Investment Advisor , and shall be reasonably arranged and indexed by BNY Mellon in a manner that permits reasonably prompt location, access and retrieval of any particular record, including, if requested the Investment Adviser, within the time period specified by Applicable Authorities. BNY Mellon shall not destroy any files, records or documents created or maintained by BNY Mellon pursuant to this Agreement except in accordance with its record retention policy as communicated to the Investment Advisor from time to time or if such destruction is authorized by the Investment Advisor by means of Written Instructions. Upon the Investment Advisor’s request, BNY Mellon shall promptly surrender to the Investment Advisor or to such Fund all books and records of the Fund maintained by BNY Mellon pursuant to this Agreement in the format reasonably specified by the Investment Advisor. Notwithstanding the above, if the format specified by the Investment Advisor is not a format BNY Mellon utilizes to maintain the books and records, the Investment Advisor shall pay the expenses reasonably incurred by BNY Mellon in converting such books and records to the requested format.

10.	DURATION AND TERMINATION.

(a) Term. This Agreement shall be effective on the date first written above and shall continue in full force and effect until 11:59:59 PM (Eastern time) on December 31, 2021 (the “Initial Term”). The effective date of the Agreement for each Fund or Series thereof listed at Exhibit A will be the first day the assets of the Fund or Series are held in custody by The Bank of New York Mellon and BNY Mellon commences providing the services contemplated hereunder. This Agreement shall automatically renew for successive periods of one (1) year each (each, a “Renewal Term”), unless the Investment Advisor or BNY Mellon gives written notice to the other party of its intent not to renew and such notice is received by the other party not less than ninety (90) days prior to the expiration of the Initial Term or the then-current Renewal Term (a “Non-Renewal Notice”). In the event a party provides a Non-Renewal Notice, this Agreement shall terminate at 11:59:59 PM (Eastern time) on the last day of the Initial Term or Renewal Term, as applicable. For purposes of this Agreement, “Term” shall mean the Initial Term including, if applicable, any Renewal Term.

(b) Termination for Cause. Notwithstanding the preceding paragraph (a) of this Section 10, in the event that BNY Mellon or the Investment Advisor (as applicable, a “Defaulting Party”), shall fail in any material respect to perform its duties and obligations hereunder pursuant to the applicable standard of care set forth herein (including, in the case of BNY Mellon, through persistent non-material failures to perform its duties or obligations hereunder or the persistent failure to meet key performance indicators pursuant to Section 6 of this Agreement), the other party (the “Other Party”) shall have given written notice thereof to the Defaulting Party, and such material failure shall not have been remedied to the reasonable satisfaction of the Other Party within thirty (30) days after such written notice is received, then, as applicable, the Investment Advisor may terminate this Agreement by providing thirty (30) days written notice of such termination to BNY Mellon, or BNY Mellon may terminate this Agreement by providing one hundred twenty (120) days written notice of such termination to the Investment Advisor. In addition, notwithstanding the preceding sentence, this Agreement may be terminated by the Investment Advisor (i) immediately in the event of an appointment of a conservator or receiver for BNY Mellon or any parent of BNY Mellon by a regulatory agency or court of competent jurisdiction or, (ii) by providing thirty (30) days written notice of such termination to BNY Mellon in the event that BNY Mellon is indicted for a crime, commences any bankruptcy or insolvency proceeding or has such a proceeding initiated against it which is not dismissed within sixty (60) days, or suffers any other material adverse change in its condition, operations or professional reputation that is determined by the Investment Advisor in its reasonable discretion to threaten the continuing performance of services hereunder or the reputation of the Investment Advisor. Upon termination of the Agreement pursuant to this paragraph (b) the Investment Advisor shall pay to BNY Mellon such compensation as shall have accrued to the effective date of such termination.

(c)  Termination for Convenience. The Investment Advisor may terminate this Agreement for any reason provided that (i) the Investment Advisor shall be required to provide BNY Mellon least sixty (60) days’ notice of the effective date of such termination (the “Termination for Convenience Date”), (ii) on the Termination for Convenience Date, the Investment Advisor shall pay BNY Mellon its compensation due through the Termination for Convenience Date and shall reimburse BNY Mellon for its reasonable costs, expenses and disbursements incurred through the Termination for Convenience Date; provided, however, that if the Investment Advisor provides less than sixty (60) days’ notice of the Termination for Convenience Date, then on the Termination for Convenience Date the Investment Advisor shall pay BNY Mellon its compensation due through the date occurring sixty (60) days after the date of delivery of such lesser notice (based upon the average compensation previously earned by BNY Mellon under this Agreement for the two (2) calendar months most recently preceding the delivery date of such notice) and shall reimburse BNY Mellon for its reasonable costs, expenses and disbursements incurred through the Termination for Convenience Date, and (iii) notwithstanding the foregoing, if the end of the Term (as defined in paragraph (a) of this Section 10) is to occur less than sixty (60) days from the date of notice of termination, the Investment Advisor shall provide such lesser notice as may be reasonably practicable, and on the Termination for Convenience Date the Investment Advisor shall pay BNY Mellon its compensation due through the Termination for Convenience Date and shall reimburse BNY Mellon for its reasonable costs, expenses and disbursements incurred through the Termination for Convenience Date.

(d) In accordance with Section 9 hereof, all reasonable out-of-pocket expenses associated with the transfer of books and records upon any termination of this Agreement shall be borne by BNY Mellon (except as may be specifically agreed in writing by the Investment Advisor in relation to special or unduly burdensome arrangements).

(e) Notwithstanding any provision of this Section 10 to the contrary, in the event that this Agreement is terminated in its entirety, the parties agree to continue operating under the terms of this Agreement as if this Agreement remained in full force and effect for one year or for such shorter period of time as the parties may mutually agree is necessary for BNY Mellon to deliver the books and records and any other properties of the Investment Advisor or of any of the Funds held hereunder by BNY Mellon to a successor provider of accounting services in an orderly manner.

(f) Any termination of services under this Agreement shall not affect the rights and obligations of the parties under Sections 7, 10 and 18 hereof.

11.	AMENDMENT.

This Agreement may not be amended, changed or modified in any manner except by a written agreement executed by BNY Mellon and the Investment Advisor.

12.	ASSIGNMENT; SUBCONTRACTING.

(a) This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party, nor may the duties of either party hereunder be delegated, without the prior written consent of the other party, except that (i) BNY Mellon may assign or delegate certain of its obligations hereunder to an affiliate or subsidiary of BNY Mellon without the Investment Advisor’s prior written consent, provided that BNY Mellon shall remain responsible for the actions and omissions of such affiliate or subsidiary as if such actions or omissions were taken by BNY Mellon and (ii) BNY Mellon may assign or transfer this Agreement in connection with a sale of a majority or more of its assets, equity interests or voting control, provided that BNY Mellon gives the Investment Advisor ninety (90) days’ prior written notice of such assignment or transfer, such assignment or transfer does not impair the provision of services under this Agreement in any material respect, and the assignee or transferee agrees to be bound by all terms of this Agreement in place of BNY Mellon.

(b) Notwithstanding the foregoing: (i) BNY Mellon may subcontract with, hire, engage or otherwise outsource to any BNY Mellon Affiliate with respect to the performance of any one or more of the functions, services, duties or obligations of BNY Mellon under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall not relieve BNY Mellon of any of its liabilities hereunder, (ii) BNY Mellon may subcontract with, hire, engage or otherwise outsource to an unaffiliated third party with respect to the performance of any one or more of the functions, services, duties or obligations of BNY Mellon under this Agreement but any such subcontracting, hiring, engaging or outsourcing shall require the prior written consent of the Investment Advisor, and (iii) BNY Mellon, in the course of providing certain additional services requested by the Investment Advisor for any Fund, including but not limited to, Typesetting, Money Market Fund or eBoard Book services (“Vendor Eligible Services”) as further described in Schedule I, may in consultation with the Investment Advisor, use a financial printer or electronic services provider (“Vendor”) to provide BNY Mellon with the ability to generate certain reports or provide certain functionality. BNY Mellon shall not be obligated to perform any of the Vendor Eligible Services unless the Vendor has been engaged by the Investment Advisor to provide services for the benefit of the Funds.

(c) As compensation for the Vendor Eligible Services rendered by BNY Mellon pursuant to this Agreement, the Investment Advisor will pay to BNY Mellon such fees as may be agreed to in writing by the Investment Advisor (acting on behalf of the applicable Fund) and BNY Mellon. In turn, BNY Mellon will be responsible for paying the Vendor’s fees. For the avoidance of doubt, BNY Mellon anticipates that the fees it charges hereunder will be more than the fees charged to it by the Vendor, and BNY Mellon will retain the difference between the amount paid to BNY Mellon hereunder and the fees BNY Mellon pays to the Vendor as compensation for the additional services provided by BNY Mellon in the course of making the Vendor Eligible Services available to the Investment Advisor.

13.	GOVERNING LAW; CONSENT TO JURISDICTION.

This Agreement shall be deemed to be a contract made in the State of New York and governed by laws of the State of New York, without regard to principles of conflicts of law. Each of the parties hereby consents to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder, and waives to the fullest extent permitted by law its right to a trial by jury. To the extent that in any jurisdiction the Investment Advisor may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, the Investment Advisor irrevocably agrees not to claim, and it hereby waives, such immunity.

14.	SEVERABILITY; NO THIRD PARTY BENEFICIARIES.

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations shall not in any way be affected or impaired thereby, and if any provision is inapplicable to any person or circumstances, it shall nevertheless remain applicable to all other persons and circumstances. A person who is not a party to this Agreement shall have no rights to enforce any provision of this Agreement, and no Fund shall have a right to enforce any provision of this Agreement as it relates to another Fund. BNY Mellon shall not be responsible for any costs or fees charged to a Fund or an affiliate of a Fund by consultants, counsel, auditors, public accountants or other service providers retained by the Fund or any such affiliate.

15.	NO WAIVER.

Each and every right granted to a party hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of any party to exercise, and no delay in exercising, any right will operate as a waiver thereof, nor will any single or partial exercise by a party of any right preclude any other or future exercise thereof or the exercise of any other right.

16.	NOTICES.

All notices and other communications, excluding Instructions, shall be in writing or by confirming telegram, cable, telex or facsimile sending device. If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately. If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered. Notices shall be addressed, if to the Investment Advisor, at

if to BNY Mellon, at

BNY Mellon

103 Bellevue Parkway

Wilmington, Delaware 19809

Attention: Head of U.S. Fund Accounting

with a copy to:

BNY Mellon

225 Liberty Street

New York, New York 10286

Attention: Legal Dept. – Asset Servicing

or at such other place as may from time to time be designated in writing.

17.	COUNTERPARTS.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

18.	CONFIDENTIALITY AND DATA SECURITY.

(a) BNY Mellon agrees to keep confidential, and to cause its employees and agents to keep confidential, all records of the Investment Advisor and the Funds and information relating to the Investment Advisor and the Funds, including without limitation information as to the Funds’ respective shareholders and the Funds’ respective portfolio holdings, unless the release of such records or information is made (i) in connection with the services provided under this Agreement, (ii) at the written direction of the Investment Advisor (acting solely for itself or on behalf of the applicable Funds) or otherwise consented to, in writing, by the Investment Advisor

(acting solely for itself or on behalf of the applicable Funds), (iii) in response to a request of a governmental, regulatory or self-regulatory authority or agency or pursuant to a subpoena, court order or other legal process, in each case with respect to which BNY Mellon has determined, on the advice of counsel, that it is required to comply, or (iv) where BNY Mellon has determined, on the advice of counsel, that the failure to release such information would expose BNY Mellon to civil or criminal contempt proceedings; provided in the case of clause (iii) or (iv) BNY Mellon provides the Investment Advisor written notice of such requirement to release such records or information, to the extent such notice is permitted. The foregoing shall not be applicable to any information that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Section 18(a), or that is independently derived by any party hereto without the use of any information derived in connection with the services provided under this Agreement. Notwithstanding the foregoing, (i) BNY Mellon may use information regarding the Investment Advisor or the Funds in the connection with certain functions performed on a centralized basis by BNY Mellon and its Affiliates or its or their service providers (including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, compilation and analysis of customer-related data and storage) and disclose such information, but only for the purpose of servicing the Investment Advisor or the Funds in connection with the relationship contemplated by this Agreement or providing additional services for the benefit of the Fund, to its Affiliates and to its or their service providers who are subject to confidentiality obligations with respect to such information; and (ii) BNY Mellon may aggregate Fund or Series data with similar data of other customers of BNY Mellon (“Aggregated Data”) and may use Aggregated Data so long as such Aggregated Data represents such a sufficiently large sample that no Fund or Series data can be identified either directly or by inference or implication.

(b)  The Investment Advisor agrees to keep confidential all information relating to BNY Mellon’s business (it being understood, however, that the existence and the terms of this Agreement, with the exception of fee information, are required to be publicly disclosed), unless the release of such records or information is (i) necessary to facilitate the receipt of services provided under this Agreement, (ii) in response to a request of a governmental, regulatory or self-regulatory authority or agency or pursuant to a subpoena, court order or other legal process, in each case with respect to which Investment Advisor has determined, on the advice of counsel, that it is required to comply, or (iii) where the Investment Advisor has determined, on the advice of counsel, that the failure to release such information would expose the Investment Advisor to civil or criminal contempt proceedings; provided in the case of clause (ii) or (iii) the Investment Advisor provides BNY Mellon written notice of such requirement to release such records or information, to the extent such notice is permitted. The foregoing shall not be applicable to any information that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, or that is independently derived by any party hereto without the use of any information derived in connection with the services provided under this Agreement.

(c) Notwithstanding any provision herein to the contrary, each party hereto agrees that any Nonpublic Personal Information, as defined under Section 248.3(t) of Regulation S-P (“Regulation S-P”), promulgated under the Gramm-Leach-Bliley Act (the “GLB Act”), disclosed or otherwise made accessible by a party hereunder is for the specific purpose of permitting the other party to perform its duties as set forth in this Agreement. Each party agrees that, with respect to such information, it will comply with Regulation S-P and the GLB Act and that it will not disclose any Nonpublic Personal Information received in connection with this Agreement to any other party, except to the extent necessary to carry out the services set forth in this Agreement or as otherwise permitted by Regulation S-P or the GLB Act.

(d) Without limiting the generality of the preceding paragraph (a), BNY Mellon acknowledges and agrees that the Funds are prohibited by law from making selective public disclosure of information regarding portfolio holdings, that disclosure of any and all such information to BNY Mellon hereunder by the Investment Adviser (acting on behalf of the Funds) is made strictly under the conditions of confidentiality set forth in this Section 18 and solely for the purposes of BNY Mellon’s performance of services hereunder, that any misuse of such information (including without limitation any unauthorized disclosure to others by BNY Mellon or any of its employees or agents, or any trading on the basis of such information by anyone in receipt of such information) may constitute a criminal offense of trading on or tipping of material inside information regarding publicly traded securities, that access to any and all such information regarding portfolio holdings of the Funds shall be restricted to those persons needing such information in the course of the performance of duties hereunder, and that BNY Mellon shall apprise all such persons having access of the obligation hereunder and under applicable law to prevent unauthorized disclosure of such confidential information.

(e) The parties acknowledge and agree that any breach of Section 18(a) hereof would cause not only financial damage, but irreparable harm to the other party, for which money damages will not provide an adequate remedy. Accordingly, in the event of a breach of Section 18(a) hereof, the non-breaching party shall (in addition to all other rights and remedies they may have pursuant to this Agreement and at law or in equity) be entitled to an injunction, without the necessity of posting any bond or surety, to restrain disclosure or misuse, in whole or in part, of any information in violation of Section 18(a) hereof.

(f) BNY Mellon will implement and maintain a written information security program (the “Security Program”) that contains appropriate security measures designed to safeguard confidential records and information of the Funds, including to the extent applicable the personal information of the Funds’ shareholders, employees, directors and/or officers that BNY Mellon receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), plus (a) social security number, (b) driver’s license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account with BNY Mellon. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

(g) The Security Program shall have administrative, technical and physical safeguards, appropriate to the type of information concerned, designed: (i) to maintain the security and confidentiality of records and information of the Investment Advisor and the Funds, (ii) to protect against anticipated threats or hazards to the security or integrity of such records and information, and (iii) to protect against unauthorized access to or use of such records and information. BNY Mellon shall develop, implement and maintain, at its sole expense, a system or methodology to audit for compliance with the requirements of the preceding sentence that is consistent with the SOC controls framework. Such safeguards will include, but shall not be limited to, virus protection, password protection and encryption of data in transmission at a minimum standard of AES 256. BNY Mellon will provide the Investment Advisor, at least annually, with the most recent SOC reports of its systems and methodologies prepared by an independent third party, and will provide executive summaries of its most recent penetration and ethical hack testing of its internet-facing environment relevant to the systems used to provide services under this Agreement (in the form generally provided by BNY Mellon to other similarly situated customers of services similar to the services provided under this Agreement), as conducted by a qualified, independent third party selected by BNY Mellon. BNY Mellon shall maintain books and records sufficient to demonstrate its compliance with the terms of this Section 18(g).

(h) Upon reasonable notice to BNY Mellon, BNY Mellon will arrange for its relevant subject matter experts to meet with the relevant subject matter experts of the Investment Advisor once annually and at such other times as the Investment Advisor may reasonably request to review BNY Mellon’s security controls and any deficiencies identified in the SSAE-18 audit reports, and for BNY Mellon to review with the Investment Advisor the penetration testing results and provide such additional information concerning the penetration tests as BNY Mellon determines to be prudent. At such meeting, the Investment Advisor may view BNY Mellon’s security-related policies and procedures, however, no documentation may be copied, shared, transmitted or removed from BNY Mellon’s premises, except as mutually agreed. In the event that the Investment Advisor identifies any control deficiencies, BNY Mellon will discuss such findings with the Investment Advisor and if appropriate the parties shall work together to develop a mutually agreeable remediation plan. All nonpublic documentation and information disclosed to the Investment Advisor in accordance with this Section shall be deemed proprietary and confidential information of BNY Mellon. The Investment Advisor shall not disclose such documentation or information to any third party (except to the extent necessary or required pursuant to Section 18(b)) or use it for any purpose other than evaluating BNY Mellon’s security controls, except that the Investment Advisor may disclose BNY Mellon’s SSAE-18 summary to the Investment Advisor or the Funds’ external auditors provided that such external auditors are required to maintain the confidentiality of the summary and any related information.

(i) In the event of any actual or reasonably suspected, based on BNY Mellon’s experience, breach of security of its systems resulting in the actual or reasonably suspected, based on BNY Mellon’s experience, unauthorized access to or acquisition, use, loss, destruction, compromise or disclosure of any of the confidential records or information of the Investment Advisor or a Fund (each, a “Security Breach”), upon learning of the Security Breach, BNY Mellon shall promptly notify the Investment Advisor of the relevant facts related to such Security Breach then known to BNY Mellon, and of additional relevant facts promptly after they become known to BNY Mellon, in the manner provided in Section 16 of this Agreement and also by sending notice to cybersecurity@leggmason.com and/or such other electronic mail address or addresses as the Investment Advisor may specify by written notice to BNY Mellon. BNY Mellon shall at its sole cost: (i) promptly investigate such Security Breach, (ii) resolve or mitigate the vulnerability that facilitated the Security Breach to the extent possible, (iii) restore any lost or damaged data using generally accepted data restoration techniques, and (iv) conduct a root cause analysis to provide the Investment Advisor with a summary of the findings and actions taken to prevent recurrence of such Security Breach. If a Security Breach occurs with respect to personal information in the possession or under the control of BNY Mellon or any of its affiliates, subsidiaries, agents or employees, BNY Mellon shall be responsible to the Investment Advisor for each Fund’s reasonable costs associated with responding to such Security Breach, including, but not limited to, the costs of notifying affected individuals.

(j) If BNY Mellon uses any subsidiary or affiliate to perform the duties assigned to BNY Mellon by this Agreement, such subsidiary or affiliate shall have appropriate controls in place to meet the objectives of this Section 18, and BNY Mellon shall exercise oversight over each such subsidiary or affiliate to ensure ongoing compliance with the objectives of this Section 18.

19.	SERVICES FOR ADDITIONAL SERIES.

(a) Additional management investment companies (each a “New Fund”) and additional portfolios or series of existing management investment companies that are listed on Exhibit A hereto or of New Funds (each a “New Series”) may from time to time be added as Funds and Series serviced under this Agreement by (i) delivery to BNY Mellon of (a) an amendment and restatement of Exhibit A setting forth the appropriate information as to such New Fund and its series or portfolios or as to such New Series, and (b) copies of the Organizational Documents of such New Fund and/or New Series and (ii) BNY Mellon’s receipt of the foregoing documents, whereupon BNY Mellon shall agree in writing to the addition of such New Fund and its series or portfolios or such New Series, provided that such New Fund and New Series, as applicable, has become or is to become a party to (a) the Custodian Services Agreement dated of even date herewith by and between the Fund(s) and BNY Mellon, as Custodian, and (b) the Fund Accounting Services Agreement dated of even date herewith by and between the Fund(s) and BNY Mellon, as Fund Accounting Agent.

(b) Any Fund or Series may from time to time be removed as a Fund or Series serviced under this Agreement by delivery to BNY Mellon of (i) a written notice of such removal, stating the date of effectiveness thereof, and (ii) an amendment and restatement of Exhibit A setting forth the remaining Funds and Series with respect to which services are to be provided under this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the day and year first above written.

LEGG MASON PARTNERS FUND ADVISOR, LLC

By:
Name:	Jane Trust
Title:	President

THE BANK OF NEW YORK MELLON

By:
Name:	Chris Healy
Title:	Managing Director

EXHIBIT A

List of Funds/Portfolios

Name	Ticker Symbol

EXHIBIT B

I, [Name]       , of     [Investment Advisor Name]      , a [State] [corporation/trust] (the “Investment Advisor”), do hereby certify that:

The following individuals serve in the following positions with the Investment Advisor, and each has been duly elected or appointed by the Board of the Investment Advisor to each such position and qualified therefor in conformity with the Investment Advisor’s Organizational Documents, and the signatures set forth opposite their respective names are their true and correct signatures. Each such person is designated as an Authorized Person under the Fund Administration Agreement dated as of    , 2017, between the Investment Advisor and The Bank of New York Mellon.

Name	Position	Signature

SCHEDULE I

Schedule of Services

All services provided in this Schedule of Services are subject to the review and approval of the appropriate Fund officers, Fund counsel and accountants of each Fund, as may be applicable. The services included on this Schedule of Services may be provided by BNY Mellon or a BNY Mellon Affiliate, collectively referred to herein as “BNY Mellon”.

FUND ADMINISTRATION SERVICES

BNY Mellon shall provide to the Investment Advisor the following fund administration services for the benefit of each Fund:

Prepare for the review by the Investment Advisor annual fund expense budgets, perform accrual analyses and rollforward calculations and recommend changes to fund expense accruals on a periodic basis, arrange for payment of the Fund’s expenses, review calculations of fees paid to the Fund’s investment adviser, custodian, fund accountant, distributor and transfer agent, obtain authorization of accrual changes and expense payments, facilitate full invoice payment process, monitor expense caps, and prepare director payment notification;

•	Calculate Fund approved income and per share amounts required for periodic distributions to be made by the applicable Fund;

•

Prepare and furnish total return performance information for the Fund(s), including such information on an after-tax basis, calculated in accordance with applicable U.S. securities laws and regulations, as may be reasonably requested by Fund management;

•	Supply various normal and customary portfolio and Fund statistical data as requested on an ongoing basis;

DRIP oversight, payment to transfer agent or issuance of shares;

•	Tender offers/Share Buy-Back, At the market offerings;

•	Distribution payment estimates to Western;

•	Distribution Press Releases;

•	Financial Position Press Releases;

•	Section 19 Analysis/Notices;

•	Monthly Unaudited Balance Sheet Press Releases for Funds investing principally in master limited partnerships (MLP Funds);

•	Monthly Muni and Taxable Earnings and UNII summaries;

•	Weekly ARPS monitoring/summary;

•	Closed End Leverage Summaries (monthly);

•	Derived Yield Reports and Income summaries to investment affiliates on ad hoc basis;

•	Provide Effective Leverage and Asset Coverage Ratios as of the 15th and last business day of the month for the Funds with variable rate demand preferred securities (VRDPS);

•	Provide Options/Leverage and position limit holdings reports on a monthly basis to Guggenheim;

•	Provide monthly the sources or character of the distribution for posting to LM website and also semi-annually for the semi-annual reports;

•	Provide certain information for annual proxies, such as record date shares, trustees compensation and audit related fees;

•	Maintenance and Coordination of collateral required by loan facilities; and

•	Distribution Estimates

•	Return of capital entries for MLP Funds (non-C Corps)

•	Loan Borrowing Base Tests, as per requirements of the applicable lender